SPECIAL MEETING OF SHAREHOLDERS
On June 8, 2010, a Special Meeting of Shareholders for the Fund was held to consider the following proposal.
The results of the proposal is indicated below.

Proposal 1 The proposed reorganization of the Fund into Wells Fargo Advantage Intermediate Tax/AMT-Free Fund, a series of Wells Fargo Funds Trust, a Delaware Statutory trust:

Net assets voted For 		$191,677,046
Net assets voted Against	$ 1,667,597
Net assets voted Abstain	$ 2,120,726